Mail Stop 4628

                                                          October 16, 2018

Via E-mail
Greg Dougherty
Chief Executive Officer
Oclaro, Inc.
225 Charcot Avenue
San Jose, California 95131

       Re:    Oclaro, Inc.
              10-K for Fiscal Year Ended June 30, 2018
              Filed August 23, 2018
              File No. 0-30684

Dear Mr. Dougherty:

        We refer you to our comment letter dated September 28, 2018, regarding business contacts with North Korea, Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:    Amanda Ravitz
       Assistant Director
       Division of Corporation Finance

       David Teichmann
       EVP, General Counsel & Corporate Secretary
       Oclaro, Inc.

       Kevin Espinola
       Jones Day